UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-44744

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: State Street Global Advisors Funds Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Channel Center, 1 Iron Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Maxham	203-326-2369	david_maxham@ssga.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon St	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID MAXHAM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STATE STREET GLOBAL ADVISORS FUNDS DISTRIBUTORS, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the statement from Commission staff (https://www.sec.gov/tm/paper-submission-requirementscovid-19-updates-061820) and difficulties arising from COVID-19, State Street Global Advisors Funds Distributors, LLC is making this filing without a notarization.

Signature:

Title: CHIEF FINANCIAL OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition and Supplementary Information

December 31, 2021

Contents

Ernst & Young, LLP
200 Clarendon St
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Advisors Funds Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Advisors Funds Distributors, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
February 25, 2022

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	101,431,313
Receivable from affiliates		12,781,274
Distribution, marketing and 12b-1/shareholder servicing accruals/receivables		20,707,187
Other assets		945,392
Total assets	$	135,865,166
Liabilities and member's equity		
Liabilities:		
Payable to affiliates	$	14,905,844
Accrued tax liability		4,446,342
Distribution, marketing and 12b-1/shareholder servicing accruals/payables		3,583,013
Other accrued expenses and liabilities		895,761
Total liabilities		23,830,960
Member's equity		112,034,206
Total liabilities and member's equity	$	135,865,166

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

State Street Global Advisors Funds Distributors, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Global Advisors, Inc. (SSGA Inc.). SSGA, Inc. is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on April 21, 1999.

The Company is a limited purpose broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC) and National Securities Clearing Corporation (NSCC). The Company is authorized to engage in the following types of business: (i) mutual fund underwriter or sponsor and (ii) private placement of securities. As part of its underwriter and sponsor activities the Company supports the State Street Global Advisors (SSGA) businesses by providing U.S. mutual fund and U.S. ETF distribution and marketing services. In connection with such services, the Company also provides shareholder servicing to U.S. mutual funds. In addition, as part of its private placement activities the Company may privately offer SSGA advised funds. There was no private placement activity during 2021.

2. Summary of Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Events occurring subsequent to the date of the Financial Statements were evaluated through February 25, 2022, the date the Financial Statements were issued.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments in money market mutual funds. The Company has no restricted cash as of December 31, 2021.

2. Summary of Significant Accounting Policies (continued)

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 9 to the Statement of Financial Condition.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The ASC 326 credit loss was de minimis to the Financial Statements as of December 31, 2021.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the year or as of December 31, 2021.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company pays the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues federal and state tax expense, which is also paid to or received from the Parent.

As of December 31, 2021 the Company has deferred tax assets of $74,147. Of the net deferred tax asset, the Company had a deferred tax asset related to accrued expenses of $185,909 and a deferred tax liability of $111,761 related to prepaid expenses and accrued revenue.

State income taxes are the significant reconciling items when comparing the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income.

As of December 31, 2021, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2016.

4. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

> *Level 1* – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2021 there were no financial instruments classified in Level 1.
>
> *Level 2* – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 financial instruments include money market mutual funds.
>
> *Level 3* – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2021 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

4. Fair Value of Financial Instruments (continued)

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2021:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Money market mutual funds	$ –	$ 95,250,456	$ –	$ 95,250,456
Total assets carried at fair value	**$ –**	**$ 95,250,456**	**$ –**	**$ 95,250,456**

There were no financial liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2021. There were no transfers of financial assets between levels during the period ended December 31, 2021.

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature or bear interest at current market rates.

5. Contingencies

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

6. Concentration Risk

A significant portion of the Company's revenues is derived from payments received from SSGA Funds Management, Inc. (SSGA FM), World Gold Trust Services, LLC (WGTS) and PDR Services, LLC (PDR) for distribution and/or marketing services performed by the Company in respect to funds sponsored by each of SSGA FM, WGTS and PDR. These revenues could be adversely affected by any number of market events, such as price volatility, new entrants into the market space, or economic conditions.

7. Liquidity Risk Management

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2021, total cash held was $6 million and money market instruments were $95 million which represents 75% of total assets. These assets are represented

7. Liquidity Risk Management (continued)

in Cash and cash equivalents on the Statement of Financial Condition. The Company monitors its available Cash and cash equivalents to ensure sufficient liquidity to meet operating needs.

8. Regulatory Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (Exchange Act). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. The minimum required net capital at December 31, 2021 was $1,588,731 under the aggregated indebtedness method.

At December 31, 2021, the Company's net capital was $75,695,344 which was $74,106,613 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

The Company has claimed an exemption from Rule 15c3-3 of the SEC Exchange Act under paragraphs (k)(2)(i) of that rule for the period January 1, 2021 through December 31, 2021 and therefore is not required to make a reserve requirement computation.

9. Related Party Transactions

The Company enters into transactions in the ordinary course of business with affiliated entities of the Parent, including State Street Global Advisors Trust Company (SSGA TC), State Street Bank and Trust (SSBT), SSGA FM, State Street Global Advisors Limited (SSGA Ltd) and State Street Global Markets, LLC (SSGM).

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $6 million which is held on deposit at SSBT, and cash equivalents of $95 million which is invested in a money market mutual fund, managed by an affiliate, SSGA FM.

Distribution, Marketing and Shareholder Servicing

The Company distributes and/or markets funds sponsored by SSGA FM and SSGA Ltd. SSGA FM and SSGA Ltd have agreed to pay the Company distribution and marketing expenses incurred by the Company in connection with its distribution and marketing activities relating to such funds. At December 31, 2021, $12.8 million was a receivable from SSGA FM, and included in the receivable from affiliates in the Statement of Financial Condition.

9. Related Party Transactions (continued)

Distribution, Marketing and Shareholder Servicing (continued)

Distribution and marketing expenses associated with certain third party sponsored ETFs that are not reimbursed by the Sponsor of such ETFs are paid to the Company by SSGA TC who serves as Trustee for such ETFs.

The Company earns 12b-1 and/or shareholder servicing fees for services provided to certain classes of registered mutual funds sponsored by SSGA FM. At December 31, 2021, the receivable from the mutual funds was $0.6 million and included in the distribution, marketing and 12b-1/shareholder servicing accruals/receivables in the Statement of Financial Condition. Of the costs associated with 12b-1/shareholder servicing during the year ended December 31, 2021, the Company owes SSGM, SSBT and certain of its affiliates $0.4 million at December 31, 2021.

Capital Distribution

In September 2021, pursuant to a resolution of the Company's Board of Managers and with prior written notice to FINRA in accordance with Rule 15c3-1, the Company made a capital distribution to its parent SSGA Inc., decreasing its equity in 2021 by $54,000,000 as reflected in the Company Statement of Changes in Member's Equity.

Expense Allocation

The Parent and its affiliates pay all costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide legal, accounting, audit, data processing, other administrative support, use of office space and equipment to the Company pursuant to agreements, as amended, between the Company and certain affiliates. Under the terms of the agreements, the Company reimburses the Parent and its affiliates for all costs incurred by the Parent and its affiliates.

At December 31, 2021, $14.5 million of these costs were payable by the Company to affiliates of the Parent, and included in payable to affiliates on the Statement of Financial Condition.

Income Taxes

The Company paid income tax expenses to the Parent as part of an intercompany tax-sharing agreement during the year ended December 31, 2021. At December 31, 2021, the remaining amount payable to the Parent is $4.4 million reflected on the Statement of Financial Condition.

10. Recent Accounting Developments

The Company did not adopt any new accounting standards in 2021 that had a material impact to our financial statements.

Supplementary Information

Schedule I

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2021

Member's equity	$ 112,034,206
Deductions and/or charges:	
Non-allowable assets:	
Accruals/receivables	33,488,461
Other assets	945,392
Net capital before haircuts on securities positions (tentative net capital)	77,600,353
Less: haircuts on securities	1,905,009
Net capital	$ 75,695,344
Basic net capital requirement:	
Greater of:	
6-2/3% of aggregate indebtedness of $23,830,960 or minimum dollar ($25,000)	1,588,731
Net capital requirement	1,588,731
Excess net capital	$ 74,106,613

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part II FOCUS Filing and reconciliation as of December 31, 2021.

Schedule II

State Street Global Advisors Funds Distributors, LLC

(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Computation for Determination of the Reserve Requirements under §240.15c3-3

December 31, 2021

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a reserve requirement computation.

Schedule III

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Information Relating to the Possession or Control Requirements under §240.15c3-3

December 31, 2021

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a computation of possession or control of securities.

STATE STREET
GLOBAL ADVISORS

State Street Global Advisors Funds Distributors

February 25, 2022

State Street Global Advisors Funds Distributors, LLC Exemption Report

State Street Global Advisors Funds Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k):* (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David Maxham, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

2-25-22

David Maxham
Chief Financial Officer

Date

Ernst & Young, LLP
200 Clarendon St
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management
State Street Global Advisors Funds Distributors, LLC

We have reviewed management's statements, included in the accompanying State Street Global Advisors Funds Distributors, LLC Exemption Report, in which (1) State Street Global Advisors Funds Distributors, LLC (the “Company”) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management’s statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

Ernst & Young, LLP
200 Clarendon St
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Managers and Management
State Street Global Advisors Funds Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of State Street Global Advisors Funds Distributors, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with corresponding wire transfers. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by representatives of the Company. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

Ernst & Young, LLP
200 Clarendon St
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022